Exhibition 17

Riggs Cheung
Rm 10, 1/F., Wellborne Commercial Centre
8 Java Road, North Point, Hong Kong
+852-28062312
riggscheung@hotmail.com

November 15, 2017

Riggs Cheung
Director and Chief Financial Officer
Rm 10, 1/F., Wellborne Commercial Centre
8 Java Road, North Point, Hong Kong

Dear Mr. Wang

I would like to inform you that I am resigning from my position as Director and Chief Financial Officer for the Sleepaid Holding Company, effective November 15, 2017.

Thank you for the support and the opportunities that you have provided me. I have truly enjoyed my tenure with Sleepaid Holding Company, and am more than grateful for the encouragement you have given me in pursuing my professional and personal growth objectives.

If I can be of any assistance during this transition in order to facilitate the seamless passing of my responsibilities to my successor, please let me know. I would be glad to help however I can.

Sincerely,

Riggs Cheung

Riggs Cheung

Date: November 15, 2017